Exhibit 17.1

March 14, 2008

Mr. John Karlsson
President & CEO
Asian Dragon Group Inc.
475 Howe Street,
Suite 1100,
Vancouver, BC,
V6C 2B3

Dear John,

Given my current circumstances and time commitments, it will be difficult for me to devote the attention required to continue as a Director of Asian Dragon Group Inc. ("AADG"). As such, and regrettably, I tender my resignation from Asian Dragon Group Inc. effective immediately. Please ensure that all appropriate filings are made to register my resignation as a director of AADG with the relevant authorities. I also understand that a press release will be issued to announce same.

I have very much enjoyed working with you and the rest of the board to this time. Please accept my best wishes, and reflect the same to the rest of the board.

Sincerely,

/s/ Daniel F. Hachey

Daniel F. Hachey